UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2018

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES

Exhibit Index

Exhibit 99.1	Disclosure of Transactions in Own Shares (September 6, 2018)
Exhibit 99.2	Disclosure of Transactions in Own Shares (September 13, 2018)
Exhibit 99.3	Total announces the distribution of its first 2018 interim dividend (September 19, 2018)
Exhibit 99.4	Electric Vehicle Charging Solutions : Total Acquires G2mobility and Forms Partnership with Nexans (September 20, 2018)
Exhibit 99.5	Results of the Public Tender Offer of Total on Direct Energie (September 20, 2018)
Exhibit 99.6	Myanmar: positive appraisal of the A6 block discovery (September 24, 2018)
Exhibit 99.7	Total Announces Major Gas Find Offshore UK (September 24, 2018)
Exhibit 99.8	Oil and Gas Climate Initiative sets first collective methane target for member companies (September 24, 2018)
Exhibit 99.9	Joint industry human rights supply chain engagement (September 24, 2018)
Exhibit 99.10	United States: Bayport Polymers to Double Polyethylene Capacity (September 25, 2018)
Exhibit 99.11	North Sea: Total increases its share in the Danish Underground Consortium (September 25, 2018)
Exhibit 99.12	2018 Strategy and Outlook Presentation (September 25, 2018)
Exhibit 99.13	Disclosure of Transactions in Own Shares (September 27, 2018)

EXHIBIT INDEX

Exhibit 99.1	Disclosure of Transactions in Own Shares (September 6, 2018)
Exhibit 99.2	Disclosure of Transactions in Own Shares (September 13, 2018)
Exhibit 99.3	Total announces the distribution of its first 2018 interim dividend (September 19, 2018)
Exhibit 99.4	Electric Vehicle Charging Solutions : Total Acquires G2mobility and Forms Partnership with Nexans (September 20, 2018)
Exhibit 99.5	Results of the Public Tender Offer of Total on Direct Energie (September 20, 2018)
Exhibit 99.6	Myanmar: positive appraisal of the A6 block discovery (September 24, 2018)
Exhibit 99.7	Total Announces Major Gas Find Offshore UK (September 24, 2018)
Exhibit 99.8	Oil and Gas Climate Initiative sets first collective methane target for member companies (September 24, 2018)
Exhibit 99.9	Joint industry human rights supply chain engagement (September 24, 2018)
Exhibit 99.10	United States: Bayport Polymers to Double Polyethylene Capacity (September 25, 2018)
Exhibit 99.11	North Sea: Total increases its share in the Danish Underground Consortium (September 25, 2018)
Exhibit 99.12	2018 Strategy and Outlook Presentation (September 25, 2018)
Exhibit 99.13	Disclosure of Transactions in Own Shares (September 27, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 1, 2018	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer